SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For August, 2006

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – 1 August 2006 – 31 August 2006

99.1	1 Aug 2006 – T Weller shareholding on appointment
99.2	2 Aug 2006 – G Waters share sale
99.3	9 Aug 2006 – Publication of UUW prospectus
99.4	14 Aug 2006 – Publication of UUW prospectus
99.5	18 Aug 2006 – G Waters share sale
99.6	18 Aug 2006 – SIP monthly announcement
99.7	29 Aug 2006 – SIP dividend reinvestment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 4 September 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary